FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 03, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 03, 2005                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                  GLAXOSMITHKLINE TO ACQUIRE CORIXA CORPORATION
                 - DEVELOPER OF NOVEL VACCINE ADJUVANTS AND ANTIGENS


LONDON (UK) AND PHILADELPHIA PA (USA) (29 APRIL 2005) -- GlaxoSmithKline plc (NYSE: GSK) today announced the execution of a definitive agreement pursuant to which GSK will acquire Corixa Corporation (Nasdaq: CRXA), a developer of innovative products that regulate immunity, based in Seattle, WA (USA). The acquisition is structured as a cash for stock transaction, with the shareholders of Corixa entitled to receive $4.40 per common share, representing a total value of approximately $300 million. The transaction, which has been unanimously approved by Corixa's Board of Directors, is subject to approval of its shareholders, regulatory clearance and certain other conditions. GSK owns approximately 8% of the outstanding Corixa shares and additional holders of approximately 11% of the shares have agreed to vote their shares in favor of the transaction. The transaction is expected to close in the third quarter of this year.

As a result of the acquisition, GSK will acquire all scientific and business programs, activities, assets and all related rights of Corixa. Importantly, GSK will acquire Corixa's manufacturing facility in Hamilton, MT (USA) which produces Monophosphoryl Lipid A(R) (MPL(R)), a novel adjuvant contained in many of the vaccines in GSK's pipeline. Furthermore GSK will no longer incur royalties and other costs under the existing agreements in place between GSK and Corixa nor will GSK incur royalties on future sales of their vaccines containing MPL(R).

GSK will also acquire all assets related to a candidate prophylactic tuberculosis vaccine and to a portfolio of candidate immunotherapeutic cancer vaccines, being developed by GSK Biologicals and which contain antigens discovered by Corixa pursuant to a 1998 multi-field vaccine discovery collaboration between the parties. As a result of the acquisition, GSK will no longer be required to pay royalties related to these antigens. Corixa's portfolio also includes other compounds such as TLR4 agonists and antagonists.

Jean Stephenne, President of GSK Biologicals, said: "This is an important strategic deal for GSK's vaccines division. MPL(R), in particular, is an important component in many of our most promising vaccines under development, including Cervarix(R), our candidate vaccine targeting infection with the Human Papilloma Virus (HPV), a leading cause of cervical cancer.

"In addition, this also represents the next step in progressing GSK's promising tuberculosis vaccine approach and its cancer immunotherapeutics, as Corixa and GSK have together developed considerable expertise in these areas over the years."

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.


S M Bicknell
Company Secretary
29th April 2005


                                 EDITORS NOTES:
                                  ABOUT MPL(R)

MPL(R), a vaccine adjuvant from Corixa, is a key component in many of the novel and GSK Bio proprietary adjuvant systems used in the future vaccine pipeline of GSK Biologicals. MPL(R) is a component in GSK Bio's new hepatitis B vaccine, Fendrix(R), which in February this year received regulatory approval from Europe's CHMP. MPL(R) is also included in the adjuvant system used in GSK Bio's candidate malaria vaccine. Other GSK Bio vaccines under development with MPL(R) include a candidate prophylactic vaccine against cervical cancer caused by HPV, a candidate prophylactic vaccine against herpes simplex and a number of prophylactic vaccines specifically designed for infections in seniors such as varicella zoster and the flu virus. In addition MPL(R) is a key component in the adjuvant system GSK Bio is testing in a number of its investigational cancer immunotherapeutic vaccine approaches for the treatment of breast, lung, melanoma or prostate cancers.

GSK now has clinical experience with MPL(R)-containing vaccines in over 80,000 doses and 30,000 subjects. In various clinical studies, GSK vaccines containing adjuvant formulations which include MPL(R) as a component were shown to improve antibody responses (kinetics and titers) and, importantly, to improve cell-mediated immune responses important for persistence of an effective immune response.


GSK BIOLOGICALS

GSK Biologicals, one of the world's leading vaccine manufacturers, is located in Rixensart, Belgium. Belgium is the centre of all GSK's activities in the field of vaccine research, development and production. GSK Biologicals employs more than 1000 research scientists who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. GSK Biologicals employs 3600 employees in Belgium (more than 4450 worldwide).


GSK/CORIXA PREVIOUS RELATIONSHIP

GSK's relationship with Corixa Corporation also included a collaboration with GSK's pharmaceuticals division on Bexxar, a therapeutic regimen for cancer indications. In December 2004 GSK acquired full marketing and development rights for Bexxar worldwide from Corixa.

Enquiries:

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  Vaccine enquiries:                    Anne Walsh             +(32) 2 656 9831
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+(32) 475 835 782
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  UK Media enquiries:                    Philip Thomson         (020) 8047 5502
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                                        David Mawdsley          (020) 8047 5502
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                                        Chris Hunter-Ward       (020) 8047 5502
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  US Media enquiries:                   Nancy Pekarek           +(215) 751 7709
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                                        Mary Anne Rhyne         +(919) 483 2319
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                                        Patricia Seif          +(215)  751 7709
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  European Analyst/Investor enquiries:   Duncan Learmouth       (020) 8047 5540
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                                         Anita Kidgell          (020) 8047 5542
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                                        Jen Hill                (020) 8047 5543
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  US Analyst/ Investor enquiries:         Frank Murdolo         +(215) 751 7002
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                                          Tom Curry             +(215) 751 5419
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
                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

2 May 2005                  Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 65,662 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 3 May 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

3 May 2005

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

29 April 2005               Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 76,457 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 3 May 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

3 May 2005

                          Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 3 May 2005, that as a result of a movement in the fund on 28 April 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,299,091 to 18,228,268 at an average price of $46.78


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

3 May 2005